THE LAW OFFICES OF

JAMES A. PRESTIANO, P.C.

631 Commack Road, Suite 2A

Commack, New York 11725

Tel: (631) 499-6000 • Fax: (631) 499-6001

March 25, 2015

Emily Drazan, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Qualstar Corporation - File No. 001-35810
Form 10-K for Fiscal Year Ended June 30, 2014
Filed September 29, 2014
Form 10-Q for Fiscal Quarter Ended December 31, 2014
Filed February 12, 2015

Dear Ms. Drazan:

We represent Qualstar Corporation (the “Company”), in connection with the Commission’s comment letter, dated March 13, 2015 (the “March 13th Letter”) concerning the above-referenced Form 10-K and Form 10-Q.

Due to the scope of the March 13th Letter, we respectfully request an extension of time to respond to each of the Commission’s comments. Specifically, we ask that the time for the Company to respond to the March 13th Letter be extended to April 10, 2015.

Please contact the undersigned if you have any questions concerning the above.

Thank you for you cooperation in connection with this matter.

Very truly yours,

/s/ James A. Prestiano

James A. Prestiano

cc     Steven N. Bronson, CEO